08027238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-053494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATAPULT ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

135 MAIN STREET, SUITE 1300
(No and Street)

SAN FRANCISCO	CALIFORNIA	94105
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON LISSAK (415) 593-4520
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **RON LISSAK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CATAPULT ADVISORS LLC**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

CRISTINA ASHBA
COMM. # 1669891
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. MAY 25, 2010

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information for Possession or Control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco } ss.

Subscribed and sworn to (or affirmed) before me on this 25th ____ day of February, 2008 by Ron Lissak ____, ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

Signature [signature] (Seal)

CRISTINA ASHBA
COMM. # 1669891
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. MAY 25, 2010

Catapult Advisors LLC

Annual Audit Report

December 31, 2007

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Catapult Advisors LLC

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	12
Schedule II:	
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	13
Independent Auditor's Report on Internal Control	14

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Member
Catapult Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catapult Advisors LLC at December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

February 7, 2008

Catapult Advisors LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents		$	323,821
Certificates of deposit, restricted			54,515
Accounts receivable			186,539
Prepaid expenses and other assets			11,684
Furniture and equipment, net of $9,281 accumulated depreciation			1,683
Total assets		$	578,242

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses			$	4,000
Bonus payable				129,764
Total liabilities				133,764
Members' equity				
Class A, 715 units	$	330,920		
Class B, 5,000 units		113,558		
Total members' equity				444,478
Total liabilities and members' equity			$	578,242

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Statement of Income

For the Year Ended December 31, 2007

Revenues:		
Investment banking fees	$	723,475
Interest income		6,639
Other income		37,699
Total revenue		767,813
Expenses:		
Compensation		448,628
Rent		73,234
Research costs		35,947
Professional fees		29,769
Depreciation		3,600
Other operating expenses		46,068
Total expenses		637,246
Income before income taxes		130,567
Tax provision		800
Net income	$	129,767

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2007

	Class A	Class B	Total
Members' Equity at December 31, 2006	$ 330,133	$ 108,055	$ 438,188
Net Income	16,235	113,532	129,767
Distributions	(15,448)	(108,029)	(123,477)
Members' Equity at December 31, 2007	$ 330,920	$ 113,558	$ 444,478

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 129,767
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	3,600
(Increase) decrease in:	
Accounts receivable	(136,240)
Prepaid expenses and other assets	2,633
Increase (decrease) in:	
Accounts payable and accrued expenses	300
Bonus payable	6,287
Net cash provided (used) by operating activities	6,347
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(3,078)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(123,477)
Net cash provided (used) by financing activities	(123,477)
Net increase (decrease) in cash and cash equivalents	$ (120,208)
Cash and cash equivalents, beginning of year	498,545
Cash and cash equivalents, end of year	$ 378,337
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2007

(1) Organization

Catapult Advisors LLC (the Company) was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of the National Association of Securities Dealers on November 27, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation.

Receivables
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) Summary of Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $190,057, which exceeded the requirement by $181,134.

(4) Risk Concentrations

At December 31, 2007, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $286,475.

Due to the nature of the private placement and merger and acquisition business, the Company's revenue during the period was generated from nine customers. The Company earned 73% of its total revenue from three customers. At December 31, 2007, 94% of accounts receivable are from two customers.

(5) Members

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company.

(6) Standby Letter of Credit

On December 31, 2007, the Company was contingently liable to Bank of America under a $53,346 standby letter of credit which expires on September 1, 2011. The standby letter of credit is used as security on the Company's office lease in San Francisco. The Company is required to maintain a certificate of deposit at the Bank of America as security on the standby letter of credit. The certificate of deposit is restricted from withdrawal.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2007

(6) Commitment

Operating lease

The Company leases office space in San Francisco, California. The lease began on August 3, 2007 and ends September 1, 2011. The annual future minimum lease payments are as follows:

Year	Amount
2008	$ 116,790
2009	130,072
2010	132,820
2011	100,989
	$ 480,671

(8) Subsequent Events

The Company expects to distribute approximately $129,764 to members subsequent to December 31, 2007.

SUPPLEMENTAL INFORMATION

Catapult Advisors LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total members' equity qualified for net capital		$ 444,478
Less: Non-allowable assets		
Certificate of deposit, restricted	$ 54,515	
Accounts receivable	186,539	
Prepaid expenses and other assets	11,684	
Furniture and equipment (net)	1,683	
Total non-allowable assets		254,421
Net capital		$ 190,057
Net minimum capital requirement of 6.67% of aggregate indebtedness of $133,764 or $5,000, whichever is greater		8,923
Excess net capital		$ 181,134

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 198,819
Decrease in non-allowable assets	104
Decrease in members' equity	(8,866)
Net capital per above computation	$ 190,057

Catapult Advisors LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Managing Member
Catapult Advisors LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Catapult Advisors LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 7, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.W. Hatfield / Associates

February 7, 2008

END